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August 20, 2020

VIA EDGAR

Mr. Ronald Alper

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Equity REIT, LLC Offering Statement on Form 1-A

Filed July 1, 2020

File No. 024-11255

Dear Mr. Alper:

This letter is submitted on behalf of Fundrise Equity REIT, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 28, 2020 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on July 1, 2020 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comment has been reproduced in italics herein with response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

Form 1-A filed July 1, 2020

Plan of Operation

Our Investments, page 87

 1.       We note your $18.1 million investment in RSE Amira Controlled Subsidiary on July 18, 2019. Please tell us what consideration you gave to providing financial statements for this acquisition under Rule 8-06 of Regulation S-X. In your response, please provide your significance calculation results related to your investment in RSE Amira Controlled Subsidiary.

Mr. Ronald Alpert

Division of Corporation Finance

August 20, 2020

Response to Comment No. 1

RESPONSE: As an initial matter, the Company respectfully notes that the Commission, in its May 20, 2020 Release: “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (Release No. 33-10786, File No. 7-05-19) (the “Final Rules”), adopted amendments to Rule 3-14 (which are also applicable to Rule 8-06 to which Regulation A issuers are subject) that permit the Company to omit financial statements for an acquisition if such acquisition is less than 20% of the issuer's total assets. As allowed for under the Final Rules, the Company has elected early compliance with regard to the Offering Statement.

Accordingly, the Company advises the Staff that as of the date of acquisition of RSE Amira Controlled Subsidiary (the “Venture”) on July 18, 2019, (i) the Venture represented approximately 12.5% of the Company’s total assets (approximately $94 million) plus the proceeds in good faith expected to be raised by the Company over the next 12 months ($50 million as a result of the offering limitations contained in Regulation A) and (ii) based on the 20% significance test that the Company is now generally subject to, the Venture would not be considered a significant acquisition under Rule 8-06 for purposes of this Offering Statement.

Further, the Company respectfully submits that (i) the financial statements are unnecessary for the protection of investors for the current Offering Statement; (ii) 8-06 financial statements for the fiscal year ended December 31, 2018 would be of limited or no utility to investors as such financial statements would be 19 months old as of the filing date of the Offering Statement and do not reflect the business plan of the Venture since it was acquired; (iii) financial statements from 19 months ago would not be reflective of current economic environment as a result of the COVID-19 pandemic and (iv) obtaining the financial statements would represent a significant financial and administrative burden on the Company to provide and potentially delay the offering. The reasons that the financial statements are unnecessary and the potential consequences to the company, the offering and its investors of providing those statements are discussed in more detail below.

Mr. Ronald Alpert

Division of Corporation Finance

August 20, 2020

The 2015 amendments to Regulation A required compliance with the separate financial statement requirements for acquisitions in Article 8 of Regulation S-X (applicable and originally intended for public companies). While incorporating these rules into Regulation A provided a well-established framework for disclosures about acquisitions, the exemption in Regulation A was expanded in 2015 to provide companies with a capital raising alternative that was less onerous than for public companies. As a result, it stands to reason that fact patterns would emerge where the rules for public companies impose an unnecessary burden on companies raising capital under the Regulation A exemption.

The SEC staff has a long history of providing relief from unnecessary burdens using its authority delegated from the Commission to allow financial statements of entities other than the issuer to be omitted when it is consistent with investor protection. In fact, Article 8 includes the following Note to Rule 8-01 explaining the Commission’s authority:

Note 5. The Commission, where consistent with the protection of investors, may permit the omission of one or more of the financial statements or the substitution of appropriate statements of comparable character. The Commission by informal written notice may require the filing of other financial statements where necessary or appropriate.

For the reasons set forth below, including that the pertinent historical financial performance of the Venture is already contained in the Company’s 2019 Form 1-K, the Company believes that historical financial statements of the Venture would not provide material information to investors and, therefore, are unnecessary for investor protection. As such, the Company respectfully requests that the Staff qualify our Offering Statement without such financial statements.

Why the separate financial statements of the Venture should not be required in the Company’s Offering Statement

Section 2325.3 of the Financial Reporting Manual (as now codified in the Final Rules) provides that the Venture’s significance to the Company is determined by comparing its investment in the Venture with the Company’s total assets as of the date of the acquisition plus the proceeds in good faith expected to be raised by the Company over the next 12 months. Given that the financial statement requirement relates to the current Offering Statement filing, the Company believes that the Staff should consider the most relevant significance standard to be the one in the Final Rules to test whether the Venture is a significant acquisition. As noted above, that test result is 12.5%.

Mr. Ronald Alpert

Division of Corporation Finance

August 20, 2020

In addition, the Company respectfully submits that, given the circumstances with respect to the current size of the Company, the equities in resolving whether financial statements for the Venture should be included should be weighed in favor of concluding that the Company need not provide them. This is because the furnishing of such financials (i) does not enhance investor protections as relevant and current information about the Venture is already contained in the Offering Statement and the included audited annual financial statements of the Company for the year ended December 31, 2019, while financial statements of the Venture for the fiscal year ended December 31, 2018 would be tremendously stale in August 2020; (ii) creates an undue financial and administrative burden on the Company and its investors; and (iii) as the Company does not believe it could have obtained, or will be able to obtain, the necessary records to conduct a Rule 8-06 audit, would prevent the Company from raising capital until it files its 2021 Form 1-K (that would include the requisite audited results of the Venture), potentially causing a material detrimental effect on the Company's current investors, as the Company will cease to grow and diversify its holdings.

First, the Company does not believe that furnishing the requested financials would enhance investor protections given the current information about the Venture that has already been filed and is included in the Offering Statement, and the financials for the fiscal year ended December 31, 2018 would have little value to an investor in August 2020. In its 2019 Form 1-K, the equity investment in the Venture was reflected within the Company’s audited financial statements for approximately 5.5 months following the acquisition. In addition, the Company disclosed separate summarized balance sheet and income statement information for the Venture, which was based on a full audit of the Venture for the period from May 14, 2019 (inception date of the legal entity) through December 31, 2019, within its financial statement footnotes. Accordingly, the Company has disclosed approximately 7.5 months of activity (of which 5.5 months are reflected within its audited results), and, within the next six weeks, the Company will file its Semi-Annual Report on Form 1-SA, at which time the Company will have disclosed a full year of operations for the Venture within its historical financial statements. Therefore, investors currently have significant information regarding the Venture’s operations for the year-ended 2019, and will soon be provided over a full twelve months of operations, likely before the Company would even be able to complete a 2018 8-06 financial statement for the Venture (if it were able to complete such 8-06 financials at all).

In addition, we respectfully note that providing financial statements for the fiscal year ended December 31, 2018 in August of 2020 is of limited or no utility to investors as such financial statements are over 19 months old and would not reflect the operations and business plan that had been executed over the past 12 months, or the effect of the COVID-19 global pandemic to its operations moving forward.

Mr. Ronald Alpert

Division of Corporation Finance

August 20, 2020

Further, providing separate financial statements of the Venture would cause undue financial and administrative burden for the Company. In order to provide these financials, the Company would need the assistance of the former owner of the property purchased by the Venture. The Company has had no meaningful interaction with the former owner since the Venture’s acquisition of the property over 12 months ago and the former owner has no incentive to provide such information (if it exists at all). It may be difficult or impossible to obtain the information that is required to prepare financial statements or enable an audit firm to perform an audit, especially as the former owner is a private company and is under no obligation to provide the Company with this information. If the Company could somehow obtain timely cooperation from the former owner, the process of providing the requested financials would undoubtedly be extremely time consuming (a minimum of 8-12 weeks) and prohibitively expensive; costs that are ultimately borne by the Company's investors while providing little meaningful additional disclosure or investor protection, as outlined below.

Lastly, the Company respectfully advises that, given that (i) 19 month old financials would not enhance investor protection and (ii) the Company does not believe it could have obtained, or will be able to obtain, the necessary records to conduct a Rule 8-06 audit, preventing the Company from raising capital until April of 2021, when it anticipates filing its Annual Report on Form 1-K for the year ended December 31, 2020 (that would include the requisite audited results of the Venture), would potentially cause a material detrimental effect on the Company's current shareholders. In such case, the Company would be essentially locked out of raising additional capital for the next eight months. Accordingly, the Company believes the Staff should consider that the potential negative effects on the Company and its current shareholders far outweigh the little to no value that 19 month old financial statements would provide to new investors

The Company believes given (i) the amount of information about the Venture currently available to investors through the Company’s public filings, and (ii) the further information about the Venture that will be filed in the next six weeks (almost assuredly prior to when separate financials would be available), that requiring the Company furnish stale financials of the Venture as of December 31, 2018 would not enhance investor protections while potentially causing harm to the current investors of the Company.

Conclusion

Given the foregoing, the Company respectfully submits to the Staff that no separate financial statements of the Venture should be required for the Venture in the Offering Statement.

Mr. Ronald Alpert

Division of Corporation Finance

August 20, 2020

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Associate General Counsel
Rise Companies Corp.

Matthew Schoenfeld, Esq.
Goodwin Procter LLP